Exhibit 3.2e
RESOLUTION ADOPTED BY THE BOARD OF DIRECTORS OF

VENTIV HEALTH, INC.

On June 16, 2004

RESOLVED, that Article I, Section 7 of the By-Laws of the Corporation be, and it hereby is, amended in its entirety to read as follows:

    SECTION 7. Organization. Meetings of stockholders shall be presided over by the Chairman, if any, or in the Chairman’s absence, the Chief Executive Officer, or if none or in the Chief Executive Officer’s absence, the Chief Financial Officer, or if none or in the Chief Financial Officer’s absence, any other elected officer of the Corporation. Notwithstanding the foregoing, the person who would otherwise be entitled to preside over the meeting in accordance with the preceding sentence (whether or not present at the meeting) may designate another person, whether or not an elected officer, to preside over the meeting. If no elected officer of the Corporation is present and no other person has been designated in the manner provided above, a meeting of stockholders shall be presided over by a chairman chosen by the stockholders entitled to vote who are present in person or by proxy at the meeting. The Secretary of the Corporation, or in the absence of the Secretary an Assistant Secretary, shall act as the secretary of the meeting, but if neither the Secretary nor an Assistant Secretary is present, the presiding officer of the meeting shall appoint any person present to act as secretary of the meeting.